SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Morton’s Restaurant Group, Inc.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

619430101

(CUSIP Number)

Michael R. Littenberg, Esq.

Schulte Roth & Zabel LLP

919 Third Avenue

New York, New York 10022

(212) 756-2000

(Name, address and telephone number of person authorized to receive notices and communications)

November 20, 2008

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 18 Pages)

CUSIP NO. 619430101	Page 2 of 18 Pages

(1)	NAME OF REPORTING PERSONS Castle Harlan Partners III, L.P.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP * (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS* OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER 0
(8) SHARED VOTING POWER 4,688,664 (See Item 5(a) and 5(b))
(9) SOLE DISPOSITIVE POWER 0
(10) SHARED DISPOSITIVE POWER 4,688,664 (See Item 5(a) and 5(b))

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,688,664 (See Item 5(a) and 5(b))
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.6%
(14)	TYPE OF REPORTING PERSON * PN

*	SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 619430101	Page 3 of 18 Pages

(1)	NAME OF REPORTING PERSONS Castle Harlan Offshore Partners III, L.P.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP * (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS* OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER 0
(8) SHARED VOTING POWER 76,864 (See Item 5(a) and 5(b))
(9) SOLE DISPOSITIVE POWER 0
(10) SHARED DISPOSITIVE POWER 76,864 (See Item 5(a) and 5(b))

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 76,864 (See Item 5(a) and 5(b))
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%
(14)	TYPE OF REPORTING PERSON * PN

*	SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 619430101	Page 4 of 18 Pages

(1)	NAME OF REPORTING PERSONS Castle Harlan Affiliates III, L.P.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP * (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS* OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER 0
(8) SHARED VOTING POWER 78,361 (See Item 5(a) and 5(b))
(9) SOLE DISPOSITIVE POWER 0
(10) SHARED DISPOSITIVE POWER 78,361 (See Item 5(a) and 5(b))

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 78,361 (See Item 5(a) and 5(b))
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%
(14)	TYPE OF REPORTING PERSON * PN

*	SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 619430101	Page 5 of 18 Pages

(1)	NAME OF REPORTING PERSONS Branford Castle Holdings, Inc.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP * (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS* OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER 0
(8) SHARED VOTING POWER 31,045 (See Item 5(a) and 5(b))
(9) SOLE DISPOSITIVE POWER 0
(10) SHARED DISPOSITIVE POWER 31,045 (See Item 5(a) and 5(b))

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,045 (See Item 5(a) and 5(b))
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
(14)	TYPE OF REPORTING PERSON * CO

*	SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 619430101	Page 6 of 18 Pages

(1)	NAME OF REPORTING PERSONS Frogmore Forum Family Fund, L.L.C.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP * (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS* OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER 0
(8) SHARED VOTING POWER 17,846 (See Item 5(a) and 5(b))
(9) SOLE DISPOSITIVE POWER 0
(10) SHARED DISPOSITIVE POWER 17,846 (See Item 5(a) and 5(b))

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,846 (See Item 5(a) and 5(b))
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
(14)	TYPE OF REPORTING PERSON * OO

*	SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 619430101	Page 7 of 18 Pages

(1)	NAME OF REPORTING PERSONS Castle Harlan Associates III, L.P.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP * (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS* OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER 0
(8) SHARED VOTING POWER 4,843,889 (See Item 5(a) and 5(b))
(9) SOLE DISPOSITIVE POWER 0
(10) SHARED DISPOSITIVE POWER 4,843,889 (See Item 5(a) and 5(b))

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,843,889 (See Item 5(a) and 5(b))
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.5%
(14)	TYPE OF REPORTING PERSON * PN

*	SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 619430101	Page 8 of 18 Pages

(1)	NAME OF REPORTING PERSONS Castle Harlan Partners III, G.P., Inc.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP * (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS* OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER 0
(8) SHARED VOTING POWER 4,843,889 (See Item 5(a) and 5(b))
(9) SOLE DISPOSITIVE POWER 0
(10) SHARED DISPOSITIVE POWER 4,843,889 (See Item 5(a) and 5(b))

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,843,889 (See Item 5(a) and 5(b))
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.5%
(14)	TYPE OF REPORTING PERSON * CO

*	SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 619430101	Page 9 of 18 Pages

(1)	NAME OF REPORTING PERSONS Castle Harlan, Inc.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP * (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS* OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER 0
(8) SHARED VOTING POWER 4,843,889 (See Item 5(a) and 5(b))
(9) SOLE DISPOSITIVE POWER 0
(10) SHARED DISPOSITIVE POWER 4,843,889 (See Item 5(a) and 5(b))

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,843,889 (See Item 5(a) and 5(b))
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.5%
(14)	TYPE OF REPORTING PERSON * CO

*	SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 619430101	Page 10 of 18 Pages

(1)	NAME OF REPORTING PERSONS Branford Chain, Inc.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP * (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS* WC
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER 0
(8) SHARED VOTING POWER 224,400 (See Item 5(a) and 5(b))
(9) SOLE DISPOSITIVE POWER 0
(10) SHARED DISPOSITIVE POWER 224,400 (See Item 5(a) and 5(b))

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 224,400 (See Item 5(a) and 5(b))
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3%
(14)	TYPE OF REPORTING PERSON * CO

*	SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 619430101	Page 11 of 18 Pages

(1)	NAME OF REPORTING PERSONS John K. Castle
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP * (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS* OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER 0
(8) SHARED VOTING POWER 5,117,180 (See Item 5(a) and 5(b))
(9) SOLE DISPOSITIVE POWER 0
(10) SHARED DISPOSITIVE POWER 5,117,180 (See Item 5(a) and 5(b))

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,117,180 (See Item 5(a) and 5(b))
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.1%
(14)	TYPE OF REPORTING PERSON * IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 619430101	Page 12 of 18 Pages

The Schedule 13D filed by Castle Harlan Partners III, L.P. (“CHP III”), a Delaware limited partnership, Castle Harlan Offshore Partners, L.P. (“CH Offshore”), a Delaware limited partnership, Castle Harlan Affiliates III, L.P. (“CH Affiliates”), a Delaware limited partnership, Branford Castle Holdings, Inc. (“Branford”), a Delaware corporation, Frogmore Forum Family Fund, L.L.C. (“Frogmore”), a Delaware limited liability corporation, Castle Harlan Associates III, L.P. (“CH Associates”), a Delaware limited partnership, Castle Harlan Partners III, G.P., Inc. (“CHP GP”), a Delaware corporation, Castle Harlan, Inc. (“CHI”), a Delaware corporation, and John K. Castle on February 14, 2006 (the “Schedule 13D”) relating to shares (“Shares”) of the common stock, par value $0.01(“Common Stock”), of Morton’s Restaurant Group, Inc. (the “Issuer”) is hereby amended as set forth below by this Amendment No. 1 to the Schedule 13D (“Amendment No. 1”).

Item 1.	Security and Issuer.

The last sentence of Item 1 of the Schedule 13D is hereby amended and restated as follows:

The principal executive offices of the Issuer is located at 325 North LaSalle Street, Suite 500, Chicago, Illinois 60654.

Item 2.	Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)	This statement is filed by:

(i) CHP III, in connection with Shares owned directly by it;

(ii) CH Offshore, in connection with Shares owned directly by it;

(iii) CH Affiliates, in connection with Shares owned directly by it;

(iv) Branford, in connection with Shares owned directly by it;

(v) Frogmore, in connection with Shares owned directly by it;

(vi) CH Associates, in connection with Shares owned directly by CHP III, CH Offshore and CH Affiliates, as more fully described in Item 5(a) and 5(b) below;

(vii) CHP GP, in connection with Shares owned directly by CHP III, CH Offshore and CH Affiliates, as more fully described in Item 5(a) and 5(b) below;

(viii) CHI, in connection with Shares owned directly by CHP III, CH Offshore, CH Affiliates as more fully described in Item 5(a) and 5(b) below;

(ix) Branford Chain, Inc. (“Branford Chain”), a Delaware corporation, in connection with Shares owned directly by it as more fully described in Item 5(a) and 5(b) below;

(x) John K. Castle, in connection with Shares owned by CHI, CHP III, CH Offshore, CH Affiliates, Branford, Frogmore and Branford Chain, as more fully described in Item 5(a) and 5(b) below.

The person and entities above are referred to herein collectively as the “Reporting Persons”. Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of information furnished by another Reporting Person.

The general partner of each of CHP III, CH Offshore and CH Affiliates is CH Associates. The general partner of CH Associates is CHP GP.

CUSIP NO. 619430101	Page 13 of 18 Pages

The executive officers of CHP GP are Messrs. John K. Castle, Leonard Harlan, Howard Weiss and David Pittaway. The directors of CHP GP are Messrs. John K. Castle and Leonard Harlan.

The executive officers of Branford are (i) John K. Castle - President and Treasurer and (ii) David A. Castle - Vice President and Secretary. The sole director of Branford is John K. Castle.

The executive officer of Branford Chain is David A. Castle - CEO, President and Secretary. The directors of Branford Chain are John K. Castle, David A. Castle, David B. Pittaway and Howard D. Morgan.

The managing members of Frogmore are Messrs. John K. Castle and Howard Weiss.

CHI is the investment manager for CHP III, CH Offshore and CH Affiliates and has the discretion, without the need for additional approval, to direct the investments of CHP III, CH Offshore and CH Affiliates. The directors of CHI are Messrs. John K. Castle and Leonard Harlan. The executive officers of CHI are (i) John K. Castle - Chairman and controlling stockholder, (ii) Leonard Harlan - President, (iii) David Pittaway - Managing Director, Vice President and Secretary and (iv) Howard Weiss - Vice President, Treasurer and Chief Financial Officer.

The Reporting Persons are making a joint filing pursuant to the requirements of Rule 13d-1(f) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), because, by reason of their relationship as described herein, they may be deemed to be a “group” and “deemed to have acquired beneficial ownership” within the meaning of Rules 13d-3 and 13d-5 promulgated under the Exchange Act with respect to acquiring, holding and disposing of Shares.

(b) The principal business address of each of the Reporting Persons other than Branford Chain is c/o Castle Harlan Inc., 150 E. 58th Street, 37th floor, New York, NY 10155. The principal business address of Branford Chain is 150 E. 58th Street, 29th floor, New York, NY 10155.

(c) The principal business of the CHP III, CH Offshore, CH Affiliates, Branford, Frogmore and Branford Chain is that of making investments. The principal business of CH Associates is of being the general partner of CHP III, CH Offshore and CH Affiliates. The Principal business of CHP GP is of being the general partner of CH Associates. The principal business of CHI is to provide business and organization strategy, financial and investment management and merchant and investment banking services for various limited partnerships. The principal occupation of John K. Castle is a as being an executive officer and director of CHI, CHP GP, Branford and Branford Chain and managing member of Frogmore.

(d) None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons have, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) CHP III, CH Offshore, CH Affiliates and CH Associates are limited partnerships formed under the laws of the State of Delaware. CHI, CHP GP, Branford and Branford Chain are corporations formed under the laws of the State of Delaware. Frogmore is a limited liability company formed under the laws of the State of Delaware. John K. Castle is a citizen of United States.

CUSIP NO. 619430101	Page 14 of 18 Pages

Item 3.	Source and Amount of Funds and Other Consideration.

Item 3 of the Schedule 13D is hereby amended to include the following:

Branford Chain paid an aggregate purchase price of $461,416.62 for Shares it acquired. Shares beneficially owned by Branford Chain were acquired with working capital of Branford Chain.

Item 4.	Purpose of the Transaction.

Item 4 of the Schedule 13D is hereby amended to include the following:

Branford Chain acquired Shares for investment in the ordinary course of business because it believed that the Shares, when purchased, were undervalued and represented an attractive investment opportunity.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) The approximate aggregate percentage of Shares reported beneficially owned by each person herein is based upon 17,602,927 Shares, which reflects Shares of Common Stock issued and outstanding as reported in the Issuer’s Form 10-Q dated November 7, 2008.

(i) CHP III owns directly 4,688,664 Shares, constituting approximately 26.6% of Shares outstanding. CHP III disclaims beneficial ownership of Shares other than those owned directly by it.

(ii) CH Offshore owns directly 76,864 Shares, constituting less than one percent of Shares outstanding.

(iii) CH Affiliates owns directly 78,361 Shares, constituting less than one percent of Shares outstanding.

(iv) Branford owns directly 31,045 Shares, constituting less than one percent of Shares outstanding.

(v) Frogmore owns directly 17,846 Shares, constituting less than one percent of Shares outstanding.

(vi) CH Associates owns directly no Shares. By reason of the provisions of Rule 13d-3 of the Exchange Act, CH Associates may be deemed to beneficially own 4,843,889 Shares, constituting approximately 27.5% of Shares outstanding, of which 4,688,664 Shares are owned directly by CHP III, 76,864 Shares are owned directly by CH Offshore and 78,361 Shares are owned directly by CH Affiliates. CH Associates disclaims beneficial ownership of Shares, except as to Shares representing the CH Associates’ pro rata interest in, and interest in the profits of, CHP III, CH Offshore and CH Affiliates.

(vii) CHP GP owns directly no Shares. By reason of the provisions of Rule 13d-3 of the Exchange Act, CHP GP may be deemed to beneficially own 4,843,889 Shares, constituting approximately 27.5% of Shares outstanding, of which 4,688,664 Shares are owned directly by CHP III, 76,864 Shares are owned directly by CH Offshore and 78,361 Shares are owned directly by CH Affiliates. CH Associates disclaims beneficial ownership of Shares, except as to Shares representing CH Associates’ pro rata interest in, and interest in the profits of, CHP III, CH Offshore and CH Affiliates.

CUSIP NO. 619430101	Page 15 of 18 Pages

(viii) CHI owns directly no Shares. By reason of the provisions of Rule 13d-3 of the Exchange Act, CHI may be deemed to beneficially own 4,843,889 Shares, constituting approximately 27.5% of Shares outstanding, of which 4,688,664 Shares are owned directly by CHP III, 76,864 Shares are owned directly by CH Offshore and 78,361 Shares are owned directly by CH Affiliates. CHI disclaims beneficial ownership of Shares owned by affiliated entities.

(ix) Branford Chain owns directly 224,400 Shares, constituting approximately 1.3% of Shares outstanding.

(x) John K. Castle owns directly no Shares. By reason of the provisions of Rule 13d-3 of the Exchange Act, Mr. Castle may be deemed to own beneficially 5,117,180 Shares constituting approximately 29.1% of Shares outstanding, of which 4,688,664 Shares are owned directly by CHP III, 76,864 Shares are owned directly by CH Offshore, 78,361 Shares are owned directly by CH Affiliates, 31,045 Shares are owned directly by Branford, 17,846 Shares are owned directly by Frogmore, and 224,400 Shares are owned directly by Branford Chain. Mr. Castle disclaims beneficial ownership of all such Shares, except as to Shares representing his pro rata interest in, and interest in the profits of, CHI, CHP III, CH Offshore, CH Affiliates, Frogmore, Branford and Branford Chain.

(b) CHP III has the power to dispose of and the power to vote Shares directly owned by it, which power may be exercised by its investment manager, CHI, or its general partner, CH Associates, or CH Associates’ general partner, CHP GP, or CHP GP’s and CHI’s controlling stockholder, John K. Castle.

Each of CH Offshore and CH Affiliates has the power to dispose of Shares directly owned by it, which power may be exercised by its investment manager, CHI, or its general partner, CH Associates, or CH Associates’ general partner, CHP GP, or CHP GP’s and CHI’s controlling stockholder, John K. Castle.

Branford has the power to dispose of Shares directly owned by it, which power may be exercised by its controlling stockholder, John K. Castle.

Frogmore has the power to dispose of Shares directly owned by it, which power may be exercised by its managing member, John K. Castle.

Branford Chain has the power to dispose of Shares directly owned by it, which power may be exercised by its controlling stockholder, John K. Castle.

(c) The following table sets forth all transactions with respect to Shares effected during the past 60 days by any of the Reporting Persons, inclusive of the transactions effected through 4:00 pm, New York City time, on November 21, 2008. All such transactions were effected in the open market.

Issuer’s Shares Purchased by Branford Chain

Date of Trade	Shares Purchased (Sold)	Price per Share
11/14/08	1,000	$2.00
11/14/08	14,800	$2.01
11/14/08	800	$2.02
11/14/08	14,400	$2.04
11/14/08	1,700	$2.05
11/17/08	700	$2.20
11/17/08	201	$2.21
11/17/08	3,300	$2.22
11/17/08	6,300	$2.23
11/17/08	2,339	$2.24
11/17/08	16,600	$2.25
11/17/08	6,000	$2.26
11/17/08	100	$2.27
11/17/08	1,560	$2.29
11/17/08	600	$2.30
11/17/08	900	$2.31

CUSIP NO. 619430101	Page 16 of 18 Pages

Issuer’s Shares Purchased by Branford Chain (cont.)

Date of Trade	Shares Purchased (Sold)	Price per Share
11/18/08	1,000	$1.98
11/18/08	1,600	$1.99
11/18/08	13,600	$2.00
11/18/08	800	$2.01
11/18/08	1,500	$2.02
11/18/08	600	$2.025
11/18/08	100	$2.03
11/18/08	3,500	$2.04
11/18/08	15,900	$2.05
11/19/08	6,500	$1.98
11/19/08	32,100	$2.00
11/20/08	4,300	$1.82
11/20/08	4,800	$1.87
11/20/08	2,100	$1.92
11/20/08	200	$1.93
11/20/08	4,800	$1.97
11/20/08	500	$1.98
11/20/08	3,200	$1.99
11/20/08	2,133	$2.00
11/20/08	900	$2.01
11/20/08	2,100	$2.02
11/20/08	300	$2.03
11/20/08	1,000	$2.06
11/20/08	51	$2.07
11/20/08	300	$2.08
11/20/08	9,800	$2.12
11/20/08	16	$2.13
11/20/08	800	$2.14
11/21/08	200	$2.00
11/21/08	5,300	$2.01
11/21/08	5,900	$2.02
11/21/08	600	$2.03
11/21/08	5,200	$2.04
11/21/08	18,500	$2.05
11/21/08	2,900	$2.14

(d) No person other than CHP III, CH Offshore, CH Affiliates, Branford, Frogmore and Branford Chain are known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Shares of the Common Stock.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or

Item 6 of the Schedule 13D is hereby amended to include the following:

The Reporting Persons have entered into a Joint Filing Agreement, dated as of November 24, 2008, attached as Exhibit 1A hereto, as required by Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Item 7.	Materials to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended to include the following:

Exhibit 1A	Joint Filing Agreement, dated November 24, as required by Rule 13d-1(k)under the Securities Exchange Act of 1934, as amended.

CUSIP NO. 619430101	Page 17 of 18 Pages

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: November 24, 2008

CASTLE HARLAN PARTNERS III, L.P.
By:	Castle Harlan Inc., its investment manager

	By:	/s/ John K. Castle

CASTLE HARLAN ASSOCIATES III, L.P.,
By:	Castle Harlan Partners III, G.P., Inc., its general partner

	By:	/s/ John K. Castle

CASTLE HARLAN PARTNERS III, G.P., INC.

	By:	/s/ John K. Castle

CASTLE HARLAN, INC.

	By:	/s/ John K. Castle

BRANFORD CASTLE HOLDINGS, INC.

	By:	/s/ John K. Castle

CASTLE HARLAN OFFSHORE PARTNERS III, LP
By:	Castle Harlan Inc., its investment manager

	By:	/s/ John K. Castle

CASTLE HARLAN AFFILIATES III, L.P.,
By:	Castle Harlan Inc., its investment manager

	By:	/s/ John K. Castle

FROGMORE FORUM FAMILY FUND, LLC

	By:	/s/ John K. Castle

BRANFORD CHAIN, INC.

	By:	/s/ David A. Castle

/s/ John K. Castle
JOHN K. CASTLE

CUSIP NO. 619430101	Page 18 of 18 Pages

EXHIBIT 1

JOINT FILING AGREEMENT

The undersigned acknowledge and agree that the foregoing statement on Amendment No. 1, is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D, shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements.

Dated: November 24, 2008

CASTLE HARLAN PARTNERS III, L.P.
By:	Castle Harlan Inc., its investment manager

	By:	/s/ John K. Castle

CASTLE HARLAN ASSOCIATES III, L.P.,
By:	Castle Harlan Partners III, G.P., Inc.,
its general partner

	By:	/s/ John K. Castle

CASTLE HARLAN PARTNERS III, G.P., INC.

	By:	/s/ John K. Castle

CASTLE HARLAN, INC.

	By:	/s/ John K. Castle

BRANFORD CASTLE HOLDINGS, INC.

	By:	/s/ John K. Castle

CASTLE HARLAN OFFSHORE PARTNERS III, LP
By:	Castle Harlan Inc., its investment manager

	By:	/s/ John K. Castle

CASTLE HARLAN AFFILIATES III, L.P.,
By:	Castle Harlan Inc., its investment manager

	By:	/s/ John K. Castle

FROGMORE FORUM FAMILY FUND, LLC

	By:	/s/ John K. Castle

BRANFORD CHAIN, INC.

	By:	/s/ David A. Castle

/s/ John K. Castle
JOHN K. CASTLE